FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of May, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 11, 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            11 May 2005, Result of AGM

Exhibit 99



                        UNILEVER ANNUAL GENERAL MEETING

                            All RESOLUTIONS APPROVED



Unilever PLC shareholders today approved all resolutions put to the annual general meeting in London. Voting was by poll on each resolution and the results are set out below.


All resolutions put to the annual general meeting in Rotterdam on 10 May 2005 were also approved.


All continuing directors stood for election and were duly re-elected. These were Patrick Cescau, Kees van der Graaf, Rudy Markham, Antony Burgmans, The Rt. Hon The Lord Brittan of Spennithorne QC, The Rt. Hon The Baroness Chalker of Wallasey, Bertrand Collomb, Professor Wim Dik, Oscar Fanjul, Hilmar Kopper, The Lord Simon of Highbury and Jeroen van der Veer. Ralph Kugler was proposed for election for the first time and was duly elected.


Andre baron van Heemstra, Keki Dadiseth and Clive Butler retired as executive directors at the meeting. Claudio X Gonzalez retired as a non-executive director at the meeting.



POLL RESULTS

  RESOLUTION                                                      FOR                   AGAINST             ABSTAIN
                                                           %         Votes          %          Votes         Votes
  1             Receive the Report and Accounts           99.90   1,677,118,736       0.10     1,674,575    35,710,998
  2             Approve the Directors' Remuneration       87.88   1,081,598,001      12.12   149,168,801   483,746,671
                Report
  3             Declaration of a Dividend on the          99.99   1,711,195,281       0.01       124,321     3,190,753
                Ordinary Shares
  4             Re-election of PJ Cescau                  99.33   1,698,497,428       0.67    11,376,301     4,627,980
  5             Re-election of Mr CJ van der Graaf        99.58   1,702,515,357       0.42     7,123,079     4,737,628
  6             Re-election of RHP Markham                99.62   1,703,284,344       0.38     6,492,048     4,730,015
  7             Election of Mr RD Kugler                  99.62   1,703,678,827       0.38     6,535,796     4,280,118
  8             Re-election of Mr A Burgmans              98.33   1,587,532,403       1.67    26,993,651    99,969,351
  9             Re-election of Lord Brittan of            99.61   1,698,731,440       0.39     6,635,210     9,085,598
                Spennithorne
  10            Re-election of Baroness Chalker of        99.66   1,703,924,228       0.34     5,820,407     4,743,638
                Wallasey
  11            Re-election of Mr B Collomb               98.76   1,641,093,181       1.24    20,579,501    52,694,983
  12            Re-election of Professor W Dik            99.44   1,659,114,646       0.56     9,323,073    46,042,574
  13            Re-election of O Fanjul                   98.49   1,669,988,056       1.51    25,556,216    18,940,701
  14            Re-election of Mr H Kopper                99.67   1,703,699,298       0.33     5,615,206     5,186,156
  15            Re-election of The Lord Simon of          99.78   1,705,942,675       0.22     3,820,693     4,742,888
                Highbury CBE
  16            Re-election of Mr J van der Veer          99.81   1,705,969,369       0.19     3,234,254     5,163,579
  17            Re-appointment of Auditors                99.38   1,686,737,590       0.62    10,543,962    17,230,477
  18            Remuneration of Auditors                  99.65   1,704,688,691       0.35     5,910,132     3,894,563
  19            Authority to issue shares                 99.71   1,705,849,060       0.29     5,017,178     3,627,383
  20            Authority to disapply pre-emption         99.66   1,704,359,821       0.34     5,777,654     4,363,397
                rights
  21            Authority to purchase own shares          99.93   1,706,054,348       0.07     1,138,527     7,302,412
  22            Articles in relation to appointment of    99.91   1,708,074,112       0.09     1,546,344     4,860,180
                a Group Chief Executive
  23            Articles in relation to Directors'        99.80   1,705,470,918       0.20     3,483,059     5,503,024
                Indemnification
  24            To approve The Unilever Global            96.48   1,618,802,285       3.52    59,077,437    36,602,455
                Performance Share Plan 2005
  25            To approve The Unilever PLC Sharesave     99.35   1,698,610,794       0.65    11,110,008     4,755,688
                Plan


Votes cast as a percentage of issued share capital was approximately 58.88%.